UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ADAMIS PHARMACEUTICALS CORPORATION

Name of Issuer

COMMON STOCK, $0.0001 Par Value

(Title of Class of Securities)

15115L 10 3

(CUSIP Number)

Ahmed Shayan Fazlur Rahman
c/o Eses Holdings (FZE)
Sharjah Airport International Free Zone
Executive Suite, P.O. Box 9366
Sharjah, United Arab Emirates
+971-4-363-846

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 15115L 10 3		Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Eses Holdings (FZE)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Sharjah, United Arab Emirates
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 30,000,000
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 30,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 32.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. 15115L 10 3		Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ahmed Shayan Fazlur Rahman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
United Kingdom
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 30,000,000
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 30,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 32.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 15115L 10 3		Page 4 of 11

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of common stock, $0.0001 par value per share (the “Common Stock”) of Adamis Pharmaceuticals Corporation, a Delaware corporation (the “Company”).  This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons (the “Schedule 13D”).  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

The Reporting Persons are filing this Amendment to report the execution by Eses and the Company of the First Amendment (the “SPA Amendment”) to that certain Common Stock Purchase Agreement, dated November 10, 2010 (the “Stock Purchase Agreement”), by and between Eses and the Company, as well as the acquisition of additional Common Stock by Eses in connection therewith.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

Pursuant to the Stock Purchase Agreement, the Company issued and Eses purchased twenty million (20,000,000) shares of Common Stock on November 10, 2010.  The consideration paid by Eses for these shares of the Common Stock was five million Dollars (US$5,000,000) in cash, which was obtained from its internal working capital and the personal funds of Mr. Rahman.

On June 30, 2011, the Company and Eses entered into the SPA Amendment.  As previously disclosed in the Schedule 13D, the Stock Purchase Agreement obligated Eses to purchase an additional ten million (10,000,000) shares of the Company’s Common Stock at each of two subsequent closings which were to take place after the occurrence of specified milestones and the satisfaction of customary closing conditions.  Pursuant to the SPA Amendment, Eses agreed that the milestones applicable to the first such milestone closing (the “First Milestone Closing”) had been met.  In addition, Eses and the Company agreed that the ten million (10,000,000) shares to be purchased at the First Milestone Closing would be transferred in three separate installments.  In connection with the first installment, which occurred on June 30, 2011, Eses acquired two million two hundred thousand (2,200,000) shares of Common Stock in consideration for a payment of five hundred fifty thousand Dollars (US$550,000).  Pursuant to the SPA Amendment, Eses will acquire an additional two million two hundred thousand (2,200,000) shares in connection with the second installment, which will occur on or before July 21, 2011, and an additional five million six hundred thousand (5,600,000) shares in connection with the third installment, which will occur on or before September 29, 2011.  The consideration paid by Eses in connection with the second and third installments will be five hundred fifty thousand Dollars (US$550,000) and one million four hundred thousand Dollars (US $1,400,000), respectively.  The consideration paid by Eses for the Common Stock acquired in connection with the three installments was obtained (or, in the case of the second and third installments, will be obtained) from its internal working capital and the personal funds of Mr. Rahman.

The summary of the SPA Amendment contained herein does not purport to be complete and is qualified in its entirety by the full text of the SPA Amendment, which is filed herewith as Exhibit 2 and incorporated herein by reference.

Item 4.                      Purpose of the Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons intend to hold the Common Stock for investment purposes.  As discussed above in Item 3, pursuant to the Stock Purchase Agreement, as amended by the SPA Amendment, Eses has acquired an additional two million two hundred thousand (2,200,000) shares of Common Stock in connection with the first installment of the First Milestone Closing, and will acquire a total of seven million eight hundred thousand (7,800,000) shares in connection with the second and third installments of the First Milestone Closing.

SCHEDULE 13D
CUSIP No. 15115L 10 3		Page 5 of 11

Under the Stock Purchase Agreement, Eses may become obligated to purchase an additional ten million (10,000,000) shares of Common Stock at the second milestone closing (the “Second Milestone Closing”) to the extent that the applicable milestones and customary closing conditions specified in the Stock Purchase Agreement are satisfied.  Under the SPA Amendment, subject to certain conditions, either party may terminate the Stock Purchase Agreement if the milestones applicable to the Second Milestone Closing have not been met by December 31, 2011 (the “outside date”).  Prior to the SPA Amendment, the outside date for the Second Milestone Closing was April 30, 2011.

The Reporting Persons may also acquire additional shares of the Company’s Common Stock from time to time in open market or in privately negotiated transactions, provided such acquisitions are on terms deemed favorable by the Reporting Persons. Alternatively, the Reporting Persons may from time to time sell all or a portion of their shares of Common Stock in open market or in privately negotiated transactions, provided that such sales are in compliance with applicable laws and on terms deemed favorable to the Reporting Persons.

The Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any change in the Company’s charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in (a) through (i) above.

Eses and the Company are parties to the Stock Purchase Agreement, as amended by the SPA Amendment.  Reference is made to the discussion of the Stock Purchase Agreement in Items 3, 4 and 6.

Item 5.                      Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)           The Reporting Persons beneficially own thirty million (30,000,000) shares of Common Stock (which includes twenty-two million two hundred thousand (22,200,000) shares held of record as of the date hereof and an additional seven million eight hundred thousand (7,800,000) shares that Eses has the right to acquire within 60 days hereof as described in Items 3 and 4), or approximately 32.3% of the outstanding Common Stock.  The shares of Common Stock beneficially owned by the Reporting Persons are held directly by Eses.  The beneficial ownership percentages reported herein are based upon the 93,823,210 shares of Common Stock outstanding as of June 30, 2011, which number of outstanding shares has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 based on information provided by the Company to the Reporting Persons.

(b)           The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 30,000,000 shares of Common Stock.

(c)           None of the Reporting Persons nor, to their knowledge, any of the persons named in Item 2 have engaged in any transaction in Common Stock during the sixty (60) days immediately preceding the date hereof.

SCHEDULE 13D
CUSIP No. 15115L 10 3		Page 6 of 11

(d)           None.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 10, 2010, the Company and Eses entered into a Stock Purchase Agreement, pursuant to which Eses purchased twenty million (20,000,000) shares of the Company’s Common Stock.  As described above in Items 3 and 4, on June 30, 2011, Eses and the Company entered into the SPA Amendment, which amended certain provisions of the Stock Purchase Agreement.  The following represents a summary of the terms of the Stock Purchase Agreement and Registration Rights Agreement (as defined below) that remain in effect.

Milestone Closings.  As described above in Items 3 and 4,  Eses may become obligated to purchase an additional ten million (10,000,000) shares of Common Stock at the Second Milestone Closing to the extent that the applicable milestones and customary closing conditions specified in the Stock Purchase Agreement are satisfied.  These shares would be in addition to the total of ten million (10,000,000) shares which Eses will acquire in connection with the First Milestone Closing, also as described in Item 4.

Information Rights.  During the Governance Period (as defined in Section 5.8 of the Stock Purchase Agreement and further described below), the Company is required to deliver certain information and documents to Eses, including but not limited to the following (unless such information is filed with the SEC through EDGAR and is available to the public through the EDGAR system):

(a)	audited financial statements of the Company as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year;

(b)	unaudited financial statements as soon as practicable, but in any event within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Company;

(c)
a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of each of the first three quarters of the fiscal year;

(d)
unaudited financial statements and a report summarizing all new information that management reasonably believes is material relating to litigation, regulatory matters, defaults and other events and occurrences with respect to the Company, in each case as soon as practical, but in any event within thirty (30) days following the end of each month;

(e)	a budget and business plan for the next fiscal year as soon as practicable, but in any event not less than thirty (30) days prior to the end of each fiscal year;

(f)	a summary of the status of all products under development as soon as practicable, but in any event within thirty (30) days of the end of each month;

(g)
copies of all reports, opinions, applications or other documentation related to the process of obtaining the approval of the U.S. Food and Drug Administration for any of the Company’s products currently marketed or under development;

SCHEDULE 13D
CUSIP No. 15115L 10 3		Page 7 of 11

(h)	copies of any reports filed by the Company with any relevant securities exchange;

(i)
copies of other documents or other information sent to any person in such person’s capacity as a shareholder of the Company, and notice of any material liabilities incurred by or threatened against, the Company or any affiliate thereof; and

(j)	such other information relating to the financial condition, business, prospects or corporate affairs of the Company which Eses from time to time may reasonably request.

The Governance Period is the period of time between the initial closing and until either the Stock Purchase Agreement is terminated or a Governance Event occurs.  A “Governance Event” will be deemed to have occurred upon the occurrence of any of the following events: (i) a majority of the Board of Directors are considered to be “independent” under SEC and Nasdaq or New York Stock Exchange rules and all audit and compensation committee members of the Board are independent; (ii) Eses’ divestiture of Common Stock results in it holding fewer than twenty million (20,000,000) shares; or (iii) the sale of all or substantially all of the assets of the Company or a merger, consolidation or similar transaction occurs in which the current shareholders of the Company do not hold the majority of shares immediately after the consummation of the transaction.

Matters Requiring Purchaser Approval.  During the Governance Period, the Company and its subsidiaries may not, without the prior written consent of Eses:

(a)	make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of any other corporation, partnership, or other entity that is not wholly owned by the Company;

(b)	make, or permit any subsidiary to make, any loan or advance to any person, including any employee or director of the Company unless it is in the ordinary course of business;

(c)	guarantee, or permit a subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts arising in the ordinary course of business;

(d)	make any investment inconsistent with any investment policy approved by the Board;

(e)	incur an aggregate indebtedness in excess of US$50,000, other than trade credit incurred in the ordinary course of business;

(f)
enter into or be a party to any transaction with any director, executive officer or employee of the Company or any “associate” of any such person; provided, however, that the Company may, without Eses’ consent, appoint independent directors to the Board and may enter into customary indemnification and other customary arrangements with such directors;

(g)	change the compensation of the executive officers;

(h)	change the principal business of the Company;

(i)	acquire or begin development of any product not currently under development or abandon the development of any product currently under development;

SCHEDULE 13D
CUSIP No. 15115L 10 3		Page 8 of 11

(j)	sell, assign, license, pledge or encumber material technology or intellectual property;

(k)	enter into any corporate strategic relationship involving the payment, contribution, or assignment by or to the Company of money or assets greater than US$50,000.

(l)	amend or otherwise modify the Company’s Certificate of Incorporation or Bylaws, or the equivalent organizational documents of any of its subsidiaries, in any material respect;

(m)
issue, sell, contract to issue or sell, pledge, dispose of, grant, encumber or, dispose of (i) any equity interest, (ii) any options, warrants, convertible securities or other rights of any kind to acquire any equity interest, or any type of ownership interest in the Company or any of its subsidiaries or (iii) any material portion of the assets of the Company or any of the Company’s subsidiaries, with the exception of certain transactions or agreements currently in place;

(n)	reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any of the securities of the Company, except pursuant to agreements outstanding on November 10, 2010;

(o)
adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries or permit the corporate existence of the Company or any of its subsidiaries or any of their rights or franchises or any licenses, permits or authorization under which the Company or any of its subsidiaries operates to be suspended, lapsed or revoked; or

(p)	agree to do any of the foregoing.

Right of First Offer.  Subject to applicable securities laws and Section 9.1 of the Stock Purchase Agreement, during the Governance Period, if the Company proposes to offer or sell any New Securities (as defined in Section 9.1 of the Stock Purchase Agreement and further described below) in a transaction primarily for purposes of financing the operations or business of the Company and its subsidiaries, the Company must first offer such New Securities to Eses.  “New Securities” are any securities of the Company proposed or intended to be offered, issued or exchanged by the Company during the Governance Period.  New Securities do not include:

(a)	shares issued or sold upon the exercise of currently outstanding options, convertible securities, warrants or other rights or agreements to which the Company is a party;

(b)	shares or options (or similar equity incentives) issued to employees, consultants, officers, directors or vendors of or to the Company;

(c)	shares issued in connection with a bona fide business acquisition of or by the Company;

(d)	shares issued in exchange for the acquisition or in-licensing of intellectual property rights, products or technologies; or

SCHEDULE 13D
CUSIP No. 15115L 10 3		Page 9 of 11

(e)	shares of Common Stock issued or issuable in exchange for other than cash in connection with any other transaction that is not for the primary purpose of financing the Company’s business.

Board Representation.  Eses has the right to designate a representative, reasonably satisfactory to the Company, to attend all meetings of the Board in a non-voting observer capacity.  The Company must also permit a representative of Eses to visit and inspect the Company’s offices and discuss the Company’s affairs, finances and business with its officers.  This right will terminate if: (i) Eses beneficially owns less than 10% of the outstanding shares of Common Stock; (ii) Eses divests shares resulting in its holding fewer than twenty million (20,000,000) shares of Common Stock; or (iii) all or substantially all of the assets of the Company are sold or a merger, consolidation or similar transaction occurs which causes the shareholders of the Company immediately before the transaction to hold less than a majority of the outstanding shares of the Company immediately after consummation of the transaction.

Registration Rights Agreement.  The Company and Eses have entered into a registration rights agreement, dated as of November 10, 2010 (the “Registration Rights Agreement”).  The Registration Rights Agreement was filed as Exhibit 3 to the Schedule 13D.  Pursuant to the Registration Rights Agreement, the Company agreed to grant normal and customary piggyback registration rights with respect to the shares of Common Stock purchased pursuant to the Stock Purchase Agreement.

Use of Funds.  The use of the funds received from the sale of stock pursuant to the Stock Purchase Agreement generally may only be used by the Company for the purposes listed in Exhibit C to the Stock Purchase Agreement.  The SPA Amendment, however, provides that the proceeds of the First Milestone Closing may also be used by the Company to pay any unconverted principal and interest due on the Company’s 10% Senior Secured Convertible Notes.

Except as set forth in the Stock Purchase Agreement and Registration Rights Agreement, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                      Material to Be Filed as Exhibits

1.	Joint Filing Agreement (filed herewith).

2.	First Amendment to Common Stock Purchase Agreement, dated June 30, 2011 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 1, 2011

ESES HOLDINGS (FZE)

By:	/s/ Ahmed Shayan Fazlur Rahman
Name: Ahmed Shayan Fazlur Rahman
Title: Owner and Director

/s/ Ahmed Shayan Fazlur Rahman
Ahmed Shayan Fazlur Rahman

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Amendment No. 1 to Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  July 1, 2011

ESES HOLDINGS (FZE)

By:	/s/ Ahmed Shayan Fazlur Rahman
Name: Ahmed Shayan Fazlur Rahman
Title: Owner and Director

/s/ Ahmed Shayan Fazlur Rahman
Ahmed Shayan Fazlur Rahman

1

EXHIBIT 2

FIRST AMENDMENT TO

COMMON STOCK PURCHASE AGREEMENT

This First Amendment to Common Stock Purchase Agreement (this “Amendment”) is dated as of June 30, 2011 (the “Effective Date”), and is entered into by and between Adamis Pharmaceuticals Corporation, a Delaware corporation (the “Company”) and Eses Holdings (FZE), a limited liability free zone establishment formed in accordance with the laws of Sharjah, United Arab Emirates (“Purchaser” and together with the Company, the “Parties”, and each, individually, a “Party”).

BACKGROUND

A.           The Parties previous entered into a Common Stock Purchase Agreement dated as of November 10, 2010 (the “Agreement”).

B.           The Company desires to amend certain provisions of the Agreement.  Purchaser desires to more closely align the timing of the payments to be made pursuant to the first Milestone Closing (as described below) with the Company’s use of the funds to be provided by such closing.  The Company and Purchaser desire to amend the Agreement as provided for in this Amendment.

AGREEMENT

Effective as of the Effective Date, the Agreement is hereby amended as set forth below.  Capitalized terms not defined herein will have the meanings given to them in the Agreement.

1.           Payments With Respect to the First Milestone Closing.

(a)           The original Agreement sets forth, on Exhibit A thereto, two potential sets of Milestone Events that may result in a Milestone Closing pursuant to the Agreement (such milestones as are identified and set forth on Exhibit A to the Agreement are referred to as “Milestone No. 1” and “Milestone No. 2”).  The Parties agree as follows: (i) the Company has given notice to the Purchaser that the Applicable Milestones events described relating to Milestone No. 1 have been achieved, and Purchaser agrees that such events have been achieved; (ii) Purchaser shall pay the Company US$550,000 on or before June 27, 2011, in respect of the first Milestone Closing relating to Milestone No. 1; (iii) Purchaser shall pay the Company US $550,000 on or before July 21, 2011, in respect of the first Milestone Closing relating to Milestone No. 1; and (iv) Purchaser shall pay the Company US $1,400,000 on or before September 29, 2011, in respect of the first Milestone Closing relating to Milestone No. 1.  The number of shares of common stock of the Company issuable to Eses by the Company in connection with each such payment shall be proportionately adjusted, based on the purchase price set forth in the Agreement.

(b)           Amendment of Agreement and Exhibit A.  The Agreement and Exhibit A thereto are hereby amended to reflect the above provisions.

1

2.           Use of Proceeds.  Purchaser agrees that the Company may use proceeds from the closing relating to Milestone No. 1, as described in Section 1 above, to pay any unconverted principal and interest that becomes due at the maturity date of the Company’s Senior Notes issued in the Gemini Financing (as described and defined in the Disclosure Schedule delivered to the Purchaser in connection with the Agreement), which amount is less than approximately $400,000.  The Agreement, including Exhibit C thereto entitled “Use of Funds,” is hereby amended to reflect the above provisions.

3.           Milestone Outside Date.  With respect to Milestone No. 2 on Exhibit A to the Agreement, the “Milestone Outside Date” of April 30, 2011 that is set forth on Exhibit A to the Agreement is hereby amended to be December 31, 2011.

4.           No Other Changes; Agreement Effective.  Except as amended as set forth above, the Agreement and the provisions thereof shall continue and remain in full force and effect.  Each party hereby waives and releases the other party from any claims against the other party, and any right to terminate the Agreement, based on actions or omissions of the other party before the date of this Amendment relating to the subject matter of the Agreement or the other party’s obligations thereunder.

5.           Counterparts.  This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

2

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to Common Stock Purchase Agreement by their duly authorized representatives as of the day and year first written above.

ADAMIS PHARMACEUTICALS CORPORATION By: Dennis J. Carlo Name: Dennis J. Carlo Its: President/CEO	ESES HOLDINGS (FZE) By: /s/ Ahmed Shayan Fazlur Rahman Name: Ahmed Shayan Fazlur Rahman Its: Owner and Manager

3